Exhibit 12.1

Statement of Ratios of Earnings (Loss) to Fixed Charges

	Six Months Ended	Year Ended December 31,
	June 30, 2017	2016	2015	2014	2013	2012
Earnings (Loss):	(Dollars in thousands)
Earnings (loss) before provision for income taxes	$(372)	$(306)	$3,718	$5,099	$3,263	$4,477
Fixed charges	653	1,336	1,062	989	1,077	1,303
Total earnings	$281	$1,030	$4,780	$6,088	$4,340	$5,780

Fixed Charges:
Interest expense	$354	$709	$572	$431	$464	$663
Estimate of interest within rental expense (a)	299	627	490	558	613	640
Total fixed charges	$653	$1,336	$1,062	$989	$1,077	$1,303

Ratio of earnings (loss) to fixed charges	0.43	0.77	4.50	6.16	4.03	4.44

(a) Estimate of interest within rental expense has been deemed to be approximately 24% of rental expense.